SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of June, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company

Prudential plc

2. Name of director

Kathleen O'Donovan, Robert Rowley, Bridget Macaskill, James Ross,
Michael Garrett, Roberto Mendoza and Keki Dadiseth

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kathleen O'Donovan
Robert Rowley
Bridget Macaskill: registered in name of Giltspur Nominees Limited
James Ross
Michael Garrett
Roberto Mendoza: registered in name of Goldman Sachs Securities (Nominees)
Limited
Keki Dadiseth

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares, agreed by UKLA, using agreed proportion of the quarterly payment of board and committee fees to the non-executive directors as set out in 7 below

7. Number of shares / amount of stock acquired

Kathleen O'Donovan 723 shares
Robert Rowley 723 shares
Bridget Macaskill 752 shares
James Ross 752 shares
Michael Garrett 752 shares
Roberto Mendoza 753 shares
Keki Dadiseth 250 shares

8. Percentage of issued class

Kathleen O'Donovan less than 0.00004 %
Robert Rowley less than 0.00004%
Bridget Macaskill less than 0.00004%
James Ross less than 0.00004 %
Michael Garrett less than 0.00004 %
Roberto Mendoza less than 0.00004%
Keki Dadiseth less than 0.00002%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 5p each

12. Price per share

GBP 4.9425

13. Date of transaction

30 June 2005

14. Date company informed

30 June 2005

15. Total holding following this notification

Kathleen O'Donovan 8,984 shares
Robert Rowley 42,947 shares
Bridget Macaskill 11,187 shares
James Ross 6,717 shares
Michael Garrett 14,256 shares
Roberto Mendoza 137,809 shares
Keki Dadiseth 2,750 shares

16. Total percentage holding of issued class following this notification

Kathleen O'Donovan less than 0.0004%
Robert Rowley less than 0.002 %
Bridget Macaskill less than 0.0005 %
James Ross less than 0.0003%
Michael Garrett less than 0.0006 %
Roberto Mendoza less than 0.006%
Keki Dadiseth less than 0.0002%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Chris Barton, 020 7548 3423

25. Name and signature of authorised company official responsible for making this notification

Andrew Nash, Deputy Group Secretary, 020 7548 3805

Date of Notification

30 June 2005


Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 30 June 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Andrew Nash
                                              Deputy Group Secretary